Xethanol Corporation
1185 Avenue of the Americas
20th Floor
New York, New York 10036

August 10, 2007

Via Edgar and Facsimile

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Andrew Schoeffler, Staff Attorney

	Re:	Xethanol Corporation
Registration Statement on Form SB-2
Filed June 16, 2006 (as amended)
Registration No. 333-135121

Ladies and Gentlemen:

In connection with the acceleration of the above-referenced Registration Statement, the undersigned Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Charles Vaughn of Nelson Mullins Riley & Scarborough LLP, at 404-817-6189 if you have any questions concerning this letter.

Xethanol Corporation

By:	/s/ Gary Flicker
Gary Flicker
Chief Financial Officer